Exhibit 99.1

Ferguson’s Primary Listing Now on the NYSE
As It Completes Transfer of Listing Category

Newport News, VA—May 12, 2022—Ferguson plc (NYSE: FERG, LSE: FERG) announces today that its primary listing is now on the New York Stock Exchange (“NYSE”). This follows the transfer of the Company’s listing category on the Official List of the Financial Conduct Authority from “Premium Listing (commercial company)” to “Standard Listing (shares)” as of 0800hrs GMT/0300hrs ET today. Ferguson’s shares remain eligible for and continue to trade on the Main Market of the London Stock Exchange as a Standard Listing segment issuer.

Today’s announcement follows the passing of the relevant resolution by shareholders at the General Meeting held on March 10, 2022.

Geoff Drabble, Ferguson Chairman, said: “With 100% of our operations today in North America, we now have the right listing structure for Ferguson as it continues to grow. On behalf of the Board, I’d like to thank our associates, customers and investors for their support, and we look forward to the significant opportunities ahead.”

“We are excited to achieve this key milestone as our listing structure is now fully aligned with our operations and location of our team,” said Kevin Murphy, Ferguson CEO.

“We continue to outgrow our balanced and supportive end markets as we strive to make our customers’ complex projects simple, successful and sustainable. This growth is driven by the strength of our associates, the scale of our supply chain and our digital capabilities—as well as our strong balance sheet that allows us to invest in our business, make acquisitions and return capital to shareholders. Having a primary listing location aligned with our growth opportunities should enable us to create significant value for the foreseeable future,” added Murphy.

Listing Changes
Ferguson’s operations are 100% focused on North America and the Board continues to believe the US is the natural long-term listing location for the Company. As previously announced, after extensive shareholder consultation, Ferguson set out a two-step process to achieve an orderly and equitable path to achieving this aim. The first step was achieved on March 8, 2021, with the additional US listing of ordinary shares becoming effective on the NYSE. On March 10, 2022 shareholders passed the special resolution to transfer its listing category from a premium listing to a standard listing on the LSE, which has taken effect today. Hereafter, Ferguson’s primary listing will be the NYSE.

About Ferguson
Ferguson is a $23B leading North American value-added distributor providing expertise, solutions, and products from infrastructure, plumbing and appliances to HVAC, fire, fabrication and more. We exist to make our customers’ complex projects simple, successful and sustainable. Ferguson is listed on the New York Stock Exchange (NYSE: FERG) and the London Stock Exchange (LSE: FERG). For more information, please visit fergusonplc.com or follow us on LinkedIn.

Cautionary note regarding forward-looking statements
Certain information in this announcement is forward-looking within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and speak only as of the date on which they are made. Forward-looking statements can be identified by the use of forward-looking terminology such as "will," "should," or other variations or comparable terminology. Forward-looking statements include statements regarding future shareholder value. Many factors could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to: risks associated with the relocation of our primary listing to the US and any volatility in our share price and shareholder base in connection therewith; weakness in the economy, market trends, uncertainty and other conditions in the markets in which we operate, and other factors beyond our control, including any macroeconomic or other consequences of the current conflict in Ukraine; adverse impacts caused by the COVID-19 pandemic (or related variants) or by any current or future vaccination and/or testing mandates;

unsuccessful execution of our operational strategies; and the risks set forth in our Form 20-F filed with the Securities and Exchange Commission on September 28, 2021, under the heading "Risk Factors." Forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

For further information please contact:

Investor Inquiries
Brian Lantz
Vice President, IR and Communications
Ferguson
+1 224 285 2410
Brian.lantz@ferguson.com

Pete Kennedy
Director, Investor Relations
Ferguson
+1 757 603 0111
Peter.kennedy@ferguson.com

Media Inquiries
Mike Ward
Head of Corporate Communications
Ferguson
+44 (0) 7894 417060
Mike.ward@fergusonplc.com

John Pappas
Director, Financial Communications
Ferguson
+1 484 790 2727
John.pappas@ferguson.com

Jonathan Doorley
Partner
Brunswick
+1 212 333 3810
jdoorley@brunswick.com